AUTOCALLABLE STRATEGIC ACCELERATED REDEMPTION SECURITIES®	Filed Pursuant to Rule 433 Registration No. 333-268718-01
Autocallable Strategic Accelerated Redemption Securities® Linked to the Common Stock of The Boeing Company
Issuer
BofA Finance LLC (“BofA Finance”)
Guarantor
Bank of America Corporation (“BAC”)
Principal Amount
$10.00 per unit
Term
Approximately three years, if not called on the first or second Observation Dates
Market Measure
The common stock of The Boeing Company (NYSE Symbol: “BA”)
Automatic Call
Automatic call if the Observation Level of the Market Measure on any of the  Observation Dates is equal to or greater than the Starting Value
Observation Level
The Closing Market Price of the Market Measure on the applicable Observation Date multiplied by the Price Multiplier on that day
Observation Dates
Approximately one, two and three years from the pricing date
Call Premium
In the event of an automatic call, the amount payable per unit will be:
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[$11.40 to $11.50] if called on the first Observation Date
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[$12.80 to $13.00] if called on the second Observation Date
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[$14.20 to $14.50] if called on the final Observation Date; each to be determined on the pricing date.
Payout Profile at Maturity
If not called, 1-to-1 downside exposure to decreases in the Market Measure, with up to 100% of your principal at risk
Threshold Value
100% of the Starting Value
Preliminary Offering Documents
https://www.sec.gov/Archives/edgar/data/1682472/000191870425015005/bofa-34406_424b2.htm
Exchange Listing
No
You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.
Risk Factors
Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:
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If the notes are not automatically called, your investment will result in a loss; there is no guaranteed return of principal.
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Payments on the notes are subject to the credit risk of BofA Finance and the credit risk of BAC, and actual or perceived changes in the creditworthiness of BofA Finance or BAC are expected to affect the value of the notes.  If BofA Finance and BAC become insolvent or are unable to pay their respective obligations, you may lose your entire investment.
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Your investment return is limited to the return represented by the applicable Call Premium and may be less than a comparable investment directly in the  Market Measure.
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The initial estimated value of the notes on the pricing date will be less than their public offering price.
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If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
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You will have no rights of a holder of the Market Measure, and you will not be entitled to receive shares of the Market Measure or dividends or other distributions by the  Market Measure.
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The Underlying Company will have no obligations relating to the notes, and none of us, BAC, MLPF&S or BofAS will perform any due diligence procedures with respect to the Underlying Company in connection with this offering.
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While BAC and our other affiliates may from time to time own securities of the Underlying Company, we, BAC and our other affiliates do not control the Underlying Company, and have not verified any disclosure made by the Underlying Company or any other company.
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Payment on the notes will not be adjusted for all corporate events that could affect the Underlying Stock.
Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.